[Letterhead of International Coal Group, Inc.]

September 4, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Brad Skinner, Senior Assistant
Chief Accountant

Re:	International Coal Group, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2006
Filed: July 23, 2007
File No. 1-32679

Ladies and Gentlemen:

The following sets forth the responses of International Coal Group, Inc. (“ICG” or the “Company”) to the comments included in your letter dated August 21, 2007 with respect to the above-referenced Annual Report on Form 10-K/A. For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment.

Where appropriate, we have also included proposed revised disclosure in response to the Staff’s comments. The Company intends to file Amendment No. 2 to its Annual Report on Form 10-K for the year ended December 31, 2006 as soon as possible after the Staff concludes its review of the Form 10-K/A filed on July 23, 2007.

Form 10-K/A for fiscal year ended December 31, 2006

General

1.	Business – Overview, page 2:

We note your amounts of owned or controlled coal reserves are based on an independent evaluation. Please identify the expert. Additionally, tell us why you have not filed a related consent as an exhibit in accordance with Item 601 of Regulation S-K.

The amounts of owned or controlled reserves disclosed in the Company’s Form 10-K/A are the responsibility of management and are based on management’s estimates. In determining their estimates, management considered an independent evaluation performed by Marshall Miller & Associates, Inc. as of January 1, 2005, as well as subsequent acquisitions, dispositions and other changes in available data. Because the numbers in the Form 10-K/A do not quote or

Securities and Exchange Commission

September 4, 2007

summarize any portion of the Marshall Miller report nor has Marshall Miller reviewed or passed upon the reserve information contained in the Form 10-K/A, the Company does not believe that a consent is required to be filed in accordance with Item 601 of Regulation S-K. The Company proposes to revise the disclosure on page 2 of the Form 10-K/A to read as follows: “As of December 31, 2006, management estimates that we owned or controlled approximately 317 million tons of metallurgical quality coal reserves and approximately 746 million tons of steam coal reserves. Management’s estimates were developed considering an initial independent evaluation as well as subsequent acquisitions, dispositions, depleted reserves, changes in available geological or mining data and other factors.”

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations Twelve Months Ended December 31, 2006 compared to the Twelve Months Ended December 31, 2005, page 65

(a) Please expand your disclosure to discuss your results of operations by your reportable business segments. Refer to FRC 501.06.

(b) Additionally, we note from your segment footnote that you use EBITDA as a performance measure. The staff expects that a discussion of segments whose results are measured on a basis that differs from consolidated operating profit as defined by GAAP will address the applicable reconciling items in management’s discussion and analysis.

(c) Finally, it appears from your liquidity section that a number of events have occurred in 2006 that may have impacted your financial results and it would be beneficial to an investor to understand the impact by reportable segment.

For your further reference, please see Section III of the Commission’s Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

The Company has considered the Staff’s comment and reviewed FRC 501.06 and has concluded that the Company’s disclosure in its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be expanded to discuss its results of operations by reportable business segments for a limited number of financial measures. The Company has considered the extent to which any segment contributes in a materially disproportionate way to those items, or where discussion on a consolidated basis would present an incomplete and misleading picture of the enterprise and has concluded that a discussion of EBITDA and tons sold by reportable segment would be useful to an investor in understanding the Company’s financial results. A copy of the Company’s proposed discussion of EBITDA and

Securities and Exchange Commission

September 4, 2007

tons sold by segment is attached to this letter as Annex A. The Company also intends, in future filings, to include similar disclosure in its quarterly reports on Form 10-Q.

The Company has also considered the guidance set forth in FRC 501.06 with respect to providing a narrative discussion reconciling the internal measures of segment profitability to operating income by segment. In accordance with such guidance, the Company will include the reconciling items relating to segment EBITDA in its MD&A disclosure. A copy of the Company’s proposed disclosure of the applicable reconciling items relating to segment EBITDA is attached to this letter as Annex A. The Company also intends, in future filings, to include similar disclosure in its quarterly reports on Form 10-Q.

The Company acknowledges the Staff’s comment with respect to the Company’s liquidity discussion and notes that the new segment disclosure regarding EBITDA and tons sold proposed to be added to the MD&A includes a discussion of the relevant events referenced in the liquidity section by segment. Further, we propose to add disclosure regarding capital expenditures by segment as set forth in Annex A. Accordingly, the Company believes that these changes address the Staff’s comment and provides the relevant disclosure by reportable segment.

3.	Note 2: Summary of Significant Accounting Policies and General Goodwill, page F-11.

Tell us the reporting units used in your impairment testing under the guidance of SFAS No. 142 and how you determined your reporting units. In this regard, also explain to us the nature of the goodwill allocated to the “ancillary” segment for purposes of SFAS 131 reporting.

The Company has five reporting units that contain allocated goodwill and therefore were used in the impairment testing in accordance with the guidance contained in SFAS No. 142. The five reporting units are composed of four mining complexes (ICG East Kentucky, ICG Eastern, ICG Hazard and ICG Knott County), which are components of the Central Appalachian reportable segment, and one non-mining unit (ADDCAR) which is included in the Ancillary segment and provides contract mining services and builds highwall mining machines for resale.

The reporting units were determined based on the guidelines contained in paragraph 30 of SFAS No. 142. Each reporting unit constitutes a business for which there is discrete financial information available that is regularly reviewed by segment management.

The goodwill allocated to the “ancillary” segment represents goodwill allocated to ADDCAR. ADDCAR does not meet the quantitative thresholds of paragraph 18 of SFAS No. 131, and is not considered by management to be a reportable segment. Following the guidance of paragraph 21 of SFAS No. 131, management has included financial information related to ADDCAR in the “ancillary” segment and disclosed the nature of the related revenue.

Securities and Exchange Commission

September 4, 2007

4.	Note 3: Acquisitions, page F-17

Tell us and disclose in more detail why the finalization of the purchase price allocation related to the acquisitions of Anker and CoalQuest resulted in the significant adjustments to property, plant and equipment, goodwill and deferred taxes.

The initial purchase price allocation related to the Anker and CoalQuest acquisitions, which closed in November 2005, was recorded in the financial statements as of December 31, 2005 based upon management’s preliminary estimates of the fair value of net assets acquired, considering information available at that time. The excess of the purchase price over the preliminary estimate of the fair value of net assets acquired was recorded as goodwill. The Company disclosed the fact that the initial purchase price allocation was preliminary in its 2005 financial statements. The primary adjustment made to finalize the purchase price allocation was the result of the final determination of the fair value of coal reserves acquired from Anker and CoalQuest. Information used to perform the valuations of the mineral reserves, including the development of specific production plans by mine for a 20 year period, was not readily available at the time of the acquisition and caused the allocation period to be extended to a full year as permitted by SFAS 141. The final determination of the fair value of coal reserves resulted in the elimination of goodwill initially recorded in the preliminary purchase price allocation and an increase in property, plant, equipment, and mine development, with corresponding adjustments to deferred taxes. The Company disclosed the differences between the preliminary and final purchase price allocation in tabular format by financial statement line item within Note 3 to its financial statements; accordingly, we do not believe that additional disclosure within the footnote is required.

5.	Engineering Comments:
Operations, page 6

You state that 19.4 million tons of coal was sold this year compared to the 2006 mine production of 16.5 million tons disclosed. Please state the source or sources for these additional coal sales. Please disclose the total amount and average sales price for coal purchased from third parties in your production/sales table on page 8.

The Company notes that there is not a direct corollary between tons produced and tons sold. The table on page 8 is meant to disclose the amount of tons produced at the Company’s various mining locations as well as the average selling price realized from these tons. As discussed on page 71 in the Liquidity section of the MD&A, the Company had significant brokered coal contracts (coal purchased from third parties for resale) that expired at the end of 2006. The Company does not anticipate replacing the expired contracts and therefore purchased coal is not expected to be a material component of tons sold in the future. As such, the Company does not believe investors would benefit from adding the purchased coal information to the production/sales realization tables on page 8.

Securities and Exchange Commission

September 4, 2007

The Company does believe the purchased coal was a significant component of sales for the year ending December 31, 2006 and will amend the disclosure in the first sentence of the third paragraph on page 2 to state that “For the year ended December 31, 2006, we sold 19.4 million tons of coal, of which approximately 16.1 million tons were produced from the Company’s mining activities and approximately 3.3 million tons were purchased through brokered coal contracts (coal purchased from third parties for resale), at an average sale price of $42.81 and $44.24, respectively. Of the tons sold, 19.2 million tons were steam coal and 0.2 million tons were metallurgical coal.” Additionally, the Company will amend its disclosure on pages 65 and 68 under the caption “Coal sale revenues” to add a sentence that states “Coal sale revenues are derived from coal produced and brokered coal sales (coal purchased from third parties for resale).”

6.	Coal Reserves, page 48

You state 236 million tons of reserve can be assigned to your current operation and 827 million tons of reserves are unassigned. Please update these figures to reflect your current 2006 reserve assignments.

The statement that 236 million tons of reserves can be assigned the to the Company’s current operations and 827 million tons of reserves are unassigned does accurately reflect the Company’s current 2006 reserve assignments as of the date our initial Annual Report on Form 10-K was filed. However, we note that on page 49 of the Form 10-K/A, the row entitled “Central Appalachia – ICG Natural Resources” contains an error in that it reflects that the Jennie Creek mine had 44.90 million tons of reserves, all of which the Company had inadvertently categorized as unassigned. The Company will correct this table to reflect that 14.71 million of the Jennie Creek reserves are assigned, and only 30.19 million are unassigned. The corrected table will accurately reflect the Company’s assignment of 236 million tons of reserves as of December 31, 2006.

7.	Form 10-Q for periods ended March 31, 2007 and June 30, 2007 General

Amend your Form 10-Q for the first and second quarters of 2007 to reflect the restated balance sheet for the year ended December 31, 2006.

The Company filed a Form 10-Q/A for the quarter ended March 31, 2007 on August 9, 2007 which contained the restated balance sheet for the year ended December 31, 2006. The Company’s Form 10-Q for the quarter ended June 30, 2007 was filed that same day and also contained the restated balance sheet for the year ended December 31, 2006.

*            *            *            *

Securities and Exchange Commission

September 4, 2007

In connection with the above-referenced filing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at (304) 760-2606.

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Bradley W. Harris

Bradley W. Harris
Senior Vice President and Chief Financial
Officer

Enclosures

cc:	Bob Carroll, Securities and Exchange Commission
Sandy Eisen, Securities and Exchange Commission
Ken Schuler, Securities and Exchange Commission
Roger L. Nicholson, Esq., International Coal Group, Inc.

Annex A

royalties, accounts payable and accrued expenses, intangibles, goodwill and other assets and long-term liabilities were estimates of management. The Horizon property, plant and equipment, coal lands and accrued reclamation obligations were based on estimated fair values while employee benefit valuations were actuarially determined. Management allocated amounts of the purchase price to these assets and liabilities based on these estimates.

The financial statements for the predecessor periods of Horizon have been prepared on a “carve-out” basis to include our assets, liabilities and results of operations that were previously included in the consolidated financial statements of Horizon. The financial statements for the Horizon predecessor periods include allocations of certain expenses, taxation charges, interest and cash balances relating to Horizon based on management’s estimates. The Horizon predecessor financial information is not necessarily indicative of our consolidated financial position, results of operations and cash flows if we had operated during the predecessor period presented.

Twelve Months Ended December 31, 2006 Compared to the Twelve Months Ended December 31, 2005

Our results of operations for the twelve months ended December 31, 2006 and the period November 19, 2005 through December 31, 2005 include Anker and CoalQuest.

Revenues

The following table depicts revenues for the years ended December 31, 2006 and 2005 for the indicated categories:

	Year Ended December 31,		Increase (Decrease)
	2006	2005	$	%
	(in thousands, except percentages and per ton data)
Coal sales revenues	$833,998	$619,038	$214,960	35%
Freight and handling revenues	18,890	8,601	10,289	120%
Other revenues	38,706	22,852	15,854	69%

Total revenues	$891,594	$650,491	$241,103	37%

Tons sold	19,371	14,755	4,616	31%

Coal revenue per ton	$43.05	$41.95	$1.10	3%

Coal sales revenues.    Coal sales revenues increased $215.0 million for the year ended December 31, 2006, or 35%, compared to the year ended December 31, 2005. This increase was due to an increase in tons sold of 31% over 2005 because of the Anker/CoalQuest acquisition and an increase of $1.10 per ton increase in the average sales price of our coal (exclusive of amortization income on below-market coal supply agreements) primarily sold pursuant to coal supply agreements. Tons sold in 2006 increased by 4.6 million to 19.4 million, primarily due to the effect of the Anker and CoalQuest acquisitions, which provided approximately 3.8 million additional tons over the prior year. Additionally, new mining complexes that commenced operations during 2006 provided an increase of approximately 1.6 million tons over 2005. These increases were partially offset by decreases in tons sold caused by unusual events at our Sago and Viper mines and operating difficulties leading to the idling of certain mining units during the second half of 2006.

Freight and handling revenues.    Freight and handling revenues increased $10.3 million to $18.9 million for year ended December 31, 2006 compared to the year ended December 31, 2005. The increase is due to an increase in shipments for which we initially pay the freight and handling costs and are then reimbursed by the customer.

Other revenues.    Other revenues increased for the year ended December 31, 2006 by $15.9 million, or 69%, to $38.7 million, as compared to the year ended December 31, 2005. The increase was due to a gain of

$7.0 million related to the termination of a contractual coal delivery obligation, as well as increases of $2.4 million in processing revenue being performed in a preparation plant obtained in the Anker acquisition, $1.9 million generated from newly developed coalbed methane wells owned jointly by our subsidiary, CoalQuest, and CDX Gas, LLC (“CDX”), $2.3 million in royalty revenues primarily related to an increase in mining activities from our sublessors and the finalization of sublesaing agreements, $2.2 million in ash disposal revenue resulting from long-term ash disposal contracts assumed as part of the Anker acquisition and $1.6 relating to a negotiated cash payment to us relating to a customer’s tax credit pursuant to the state of Maryland’s Mined Coal Tax Credit provision. The increases were partially offset by lower revenue of $1.6 million from our highwall mining activities and shop services, both performed by our subsidiary ICG ADDCAR, due to decreased production caused by varying mining conditions at the contracting parties’ mining complexes.

Tons Sold

The following table depicts tons sold by operating segment for the years ended December 31, 2006 and 2005:

	Year Ended December 31,		Increase (Decrease)
	2006	2005	Tons	%
	(in thousands, except percentages)
Central Appalachian	10,904	9,782	1,122	11%
Northern Appalachian	3,281	300	2,981	994%
Illinois Basin	2,020	2,322	(302)	(13)%
Ancillary	3,166	2,351	815	35%

Total tons sold	19,371	14,755	4,616	31%

Tons sold from our Central Appalachian segment increased 1.1 million tons, or 11%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This increase was due primarily to our East Mac and Nellie, Flint Ridge deep and Raven No. 1 underground mines that commenced operations during 2006. Additionally, the variance was impacted by various mines that significantly increased or reached full production during 2006

Our Northern Appalachian mines are comprised primarily of mines from the Anker/CoalQuest acquisition in November 2005. Our Northern Appalachian sales tons increased 3.0 million tons due to a full year of production from these mines.

Tons sold from our Illinois Basin segment decreased 302 tons, or 13%, from 2005 due to a fire at our Viper mine which led to the temporary idling of the mine during 2006.

Coal sales from the Ancillary segment are comprised of coal sold under brokered coal contracts. We experienced an increase of 0.8 million tons, or 35%, due primarily to brokered coal contracts acquired from Anker in November 2005 which provided a full year of sales for 2006.

Costs and expenses

The following table depicts cost of operations for the years ended December 31, 2006 and 2005 for the indicated categories:

	Year Ended December 31,
	2006		2005		Increase (Decrease)
	$	%(1)	$	%(1)	$	%
	(in thousands, except percentages and per ton data)
Cost of coal sales	$770,009	86%	$510,834	79%	$259,175	51%
Freight and handling costs	18,890	2%	8,601	1%	10,289	120%
Depreciation, depletion and amortization	71,846	8%	43,195	7%	28,651	66%
Selling, general and administrative expenses	34,535	4%	28,785	4%	5,750	20%
Gain on sale of assets	(1,460)	*	(502)	*	(958)	191%

Total costs and expenses	$893,820	100%	$590,913	91%	$302,907	51%

Total costs and expenses per ton sold(2)	$46.14		$40.05		$6.09	15%

*	Not meaningful.
(1)	Amount as a percentage of total revenues.
(2)	Included in total costs and expenses per ton sold were costs for ICG ADDCAR, highwall mining activities and shop services of $1.62 and $2.08 per ton for the years ended December 31, 2006 and 2005, respectively.

Cost of coal sales and other revenues.    For the year ended December 31, 2006, our cost of coal sales increased $259.2 million, or 51%, to $770.0 million compared to $510.8 million for the year ended December 31, 2005. The increase in cost of coal sales was primarily a result of our acquisitions of Anker and CoalQuest, which resulted in an increase in cost of coal sales of approximately $177.7 million, and includes several unusual events and operating difficulties adversely affecting the year, such as the closure of the Stony River deep mine, the bankruptcy of a key coal supplier for our Vindex operation, an extended construction outage at the Sentinel mine, adverse geological conditions encountered at the Sycamore No. 2 mine and the effects of the Sago mine accident in January 2006. Our performance was also adversely affected in the second quarter of 2006 by a fire at our Illinois mining complex. The start-up of our Flint Ridge, East Mac and Nellie, Raven, Crown, Carlos and Imperial mine sites, as well as the purchase of our Jackson Mountain mine site, increased cost of coal sales by $70.3 million. Other factors affecting cost of coal sales and other revenues for the year were increases in prices for diesel fuel and lube costs of $7.0 million, increased blasting supplies costs of $1.2 million, increased contract labor costs of $2.1 million and increased tire costs of $3.3 million. Variable sales-related costs, such as royalties and severance taxes increased $5.2 million due to increased sales realization. Trucking costs increased $2.8 million due to escalated diesel fuel costs. In addition, salary and hourly payroll expense and related employee benefits increased $8.4 million due to increased personnel and the necessity to maintain a competitive compensation program due to a highly-competitive labor market. These increases were partially offset by an increase in stockpile inventories which decreased cost of coal sales for the period by $8.9 million, decreases in equipment rental expense of $6.9 million due to the decision to purchase rather than lease needed equipment, decreased insurance costs of $1.5 million primarily caused by the change from a state run workers compensation program to a private insurance carrier and a decrease in purchase coal costs of $2.6 million.

Costs of coal sales for the year includes $13.0 million relating to the Sago mine accident, including reserves established for claims and other future costs and $4.7 million of carrying costs related to the mining operation prior to resuming operations at the end of the first quarter.

Freight and handling costs.    Freight and handling costs increased $10.3 million to $18.9 million for the year ended December 31, 2006 compared to the year ended December 31, 2005. The increase is due to an increase in shipments for which we initially pay the freight and handling costs and are then reimbursed by the customer.

Depreciation, depletion and amortization.    Depreciation, depletion and amortization expense increased $28.6 million to $71.8 million for the year ended December 31, 2006 compared to $43.2 million for the year ended December 31, 2005. Depreciation, depletion and amortization per ton increased to $3.71 per ton sold in the year ended December 31, 2006 from $2.93 per ton sold for the year ended December 31, 2005. The principal component of the increase was an increase in depreciation and amortization expense of $39.1 million for the year ended December 31, 2006, $21.3 million of which was related to the acquisitions of Anker and CoalQuest, as well as an increase in capital expenditures. Depletion of coalbed methane well costs resulted in an additional increase of $1.5 million. The increases were offset by an increase in amortization income on below-market coal supply agreements of $12.5 million during the year ended December 31, 2006.

Selling, general and administrative expenses.    Selling, general and administrative expenses for the year ended December 31, 2006 were $34.5 million compared to $28.8 million for the year ended December 31, 2005. The net increase of $5.7 million was attributable to gifts aggregating $2.0 million made to the families of the thirteen miners involved in the Sago mine accident, increases in legal, professional and consulting fees of $5.2 million, $1.7 million for share-based compensation related restricted stock and stock options, $0.9 million in compensation expense and $0.6 million in insurance expense. Increases in legal, professional and consulting fees, as well as compensation and insurance expense, were related to being a public company. These increases were offset by a $5.4 million reduction in payroll taxes related to stock-based compensation. In 2005, certain recipients of restricted stock awards filed Section 83(b) elections, which resulted in full taxation of the award at the grant date rather than upon vesting.

Gain on sale of assets.    Asset sales resulted in a gain of $1.5 million for the year ended December 31, 2006 compared to $0.5 million for the year ended December 31, 2005.

Total costs as a percentage of revenues.    Total costs as a percentage of revenues increased to approximately 100% for the year ended December 31, 2006 from 91% for the year ended December 31, 2005, primarily as a result of weak coal prices in the second half of 2006, unanticipated operating difficulties at certain mine locations, mine accidents at two locations and increased operating costs. The softening of the coal market in the second half of 2006 caused a decrease in our profit margin earned on spot coal sales. Unanticipated adverse operating conditions experienced at the Stony River deep mine, Sentinel mine and Sycamore No. 2 resulted in increased operating expenses with a reduced amount or no corresponding production for the year. Due to the Sago mine accident as well as the mine fire at our Illinois mining complex we experienced production interruptions that decreased sales while still incurring holding costs as the mines were being repaired. Profit margins were further squeezed at all locations compared to the prior year by increased employee compensation as well as increased prices of operating parts, supplies and services as discussed above.

Segment EBITDA

EBITDA represents net income before deducting interest expense, income taxes and depreciation, depletion and amortization. EBITDA is presented because it is an important supplemental measure of the Company’s performance used by the Company’s chief operating decision maker. Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure. EBITDA is reconciled to its most comparable GAAP measure on page [    ] of this report and in Note 21 to our consolidated financial statements for the year ended December 31, 2006.

The following table depicts segment EBITDA for the years ended December 31, 2006 and 2005:

	Year Ended December 31,		Increase (Decrease)
	2006	2005	$	%
	(in thousands, except percentages)
Central Appalachian	$108,245	$104,010	$4,235	4%
Northern Appalachian	(36,650)	(2,912)	(33,738)	(1159)%
Illinois Basin	4,474	4,599	(125)	(3)%
Ancillary	(4,336)	378	(4,714)	(1247)%

Total EBITDA	$71,733	$106,075	$(34,342)	(32)%

EBITDA from our Central Appalachian segment increased $4.2 million, or 4%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This 11% increase was primarily due to an increase in tons sold by our Central Appalachian operations. The increase in sales tons was partially offeset by less favorable profit margins of approximately $0.60 per ton resulting from increased production costs. Additionally, activities incidental to our coal producing activities, such as coal processing and royalty income, increased by $2.4 million and $1.1 million, respectively, in 2006, contributing to the increase in EBITDA.

The decrease in EBITDA from our Northern Appalachian segment of $33.7 million was primarily the result of a full year of operations in 2006 by the mining complexes acquired from Anker and CoalQuest in November 2005. Additionally, several unusual events and operating difficulties, such as the closure of the Stony River deep mine, the bankruptcy of a key coal supplier for our Vindex operation, an extended construction outage at the Sentinel mine and adverse geological conditions encountered at the Sycamore No. 2 mine, adversely affected EBITDA. Also impacting the decrease were the effects of the Sago mine accident in January 2006, which decreased EBITDA by $13.0 million as a result of reserves established for claims and other future costs and $4.7 million of mine holding costs prior to resuming operations at the end of the first quarter.

EBITDA from our Illinois Basin segment decreased $0.1 million, or 3%, due to a fire at our Viper mine which led to a temporary idling of the mine in 2006.

The decrease in EBITDA from our Ancillary segment of $4.7 million was the result of decreased margins on contract mining activities performed by our subsidiary ICG ADDCAR resulting from varying mining conditions at the contracting parties’ mining complexes and increased direct costs. Also impacting the decrease were increased selling, general and administrative expenses due to gifts aggregating $2.0 million made to the families of the thirteen miners involved in the Sago mine accident and increases in expenses related to being a public company, including legal, professional and consulting fees of $5.2 million, share-based compensation of $1.7 million and compensation expense of $0.9 million. These increases were partially offset by a $5.4 million reduction in payroll taxes paid in 2005 related to stock-based compensation.

Reconciliation of Segment EBITDA to Income (loss) from operations

The following table reconciles EBITDA to income (loss) from operations for the years ended December 31, 2006 and

	Year Ended December 31,		Increase (Decrease)
	2006	2005	$	%
	(in thousands, except percentages)
EBITDA	$71,733	$106,075	$(34,342)	(32)%
Depreciation, depletion and amortization	(71,846)	(43,195)	(28,651)	(66)%
Other, net	(2,113)	(3,302)	1,189	36%

Income (loss) from operations	$(2,226)	$59,578	$(61,804)	(104)%

Twelve Months Ended December 31, 2005 Compared to the Twelve Months Ended December 31, 2004 of International Coal Group, Inc. and Predecessor (“Combined”)

This discussion of the results of operations for the twelve months ended December 31, 2004 represents an addition of Horizon’s actual results for the nine months ended September 30, 2004 together with International Coal Group, Inc.’s actual results of operations for the three months ended December 31, 2004 (“Combined”).

Liquidity and Capital Resources

Our business is capital intensive and requires substantial capital expenditures for, among other things, purchasing, upgrading and maintaining equipment used in developing and mining our coal lands, as well as remaining in compliance with environmental laws and regulations. Our principal liquidity requirements are to finance our coal production, fund capital expenditures and service our debt and reclamation obligations. We may also engage in acquisitions from time-to-time. Our primary sources of liquidity to meet these needs are cash flow from coal sales, other income, borrowings under our amended and restated credit facility and capital equipment finance arrangements.

We believe the principal indicators of our liquidity are our cash position and remaining availability under our amended and restated credit facility. As of December 31, 2006, our available liquidity was $283.8 million, including cash of $18.7 million and $265.1 million available under our amended and restated credit facility. Total debt represented 23.3% of our total capitalization at December 31, 2006. Our total capitalization represents our current short- and long-term debt combined with our total stockholders’ equity.

Cash paid for capital expenditures was approximately $165.7 million in 2006 and we currently expect our total capital expenditures will be approximately $164.5 million in 2007, of which 54% represents investments in new equipment and mining development operations. We have historically funded capital expenditures, and will fund future capital expenditures, from our internal operations, proceeds from our senior notes offering, borrowings under our amended and restated credit facility and our $50.0 million equipment revolving credit facility with Caterpillar Financial Services Corporation. We entered into the amended and restated credit facility in June 2006 and we expect that it will be sufficient to fund our anticipated capital expenditures under our current budget plan through 2012. Our amended and restated credit agreement was further amended in January 2007 to modify certain financial covenants, which we expect will give us increased flexibility in facilitating our growth strategy.

As a result of recent accidents in the mining industry, new legislation has been announced that will require additional capital expenditures to meet enhanced safety standards. For the year ended December 31, 2006, we spent $2.0 million to meet these standards and anticipate spending an additional $3.7 million in 2007. As we take advantage of planned expansion opportunities in 2007 and 2008, principally as a result of the Anker and CoalQuest acquisitions, we expect to spend approximately $330 million on capital expenditures. This estimate is based on our revised development plans which reflect the delayed development of certain new operations. However, our capital expenditures may be different than currently anticipated depending upon the size and nature of new business opportunities and actual cash flows generated by our operations.

Approximately $69.4 million of 2006 capital expenditures were attributable to our Central Appalachian operations. This amount represents investments of approximately $39.6 million in our newly developed Flint Ridge, Raven and East Mac and Nellie mines sites, as well as investment in the development of our future Beckley mining complex of approximately $7.5 million. Additionally, we expended approximately $22.3 million for upgrades and maintenance at our ICG Hazard, ICG Knott County, ICG East Kentucky and ICG Eastern operations.

We spent approximately $70.5 million for development and improvements of our Northern Appalachian operations in 2006. Approximately $7.8 million of the amount was due to the start-up of our Crown, Carlos and Imperial mines sites and approximately $11.7 million was for the purchase of our Jackson Mountain mine site. Additionally, we invested approximately $29.4 million in future operations at our Sentinel-Clarion, Tygart and Vindex mine sites and approximately $21.6 million for current operations at Buckhannon, Patriot, and Harrison.

Expenditures of approximately $7.4 million for our Illinois Basin operations were for on-going operational improvements and to rebuild equipment damaged in a fire during 2006.

Approximately $18.4 million of capital expenditures in 2006 were within our Ancillary segment. Approximately $8.3 million of the amount was attributable to the construction of a new building that houses our corporate headquarters. An additional $5.9 million was for our investment in a joint operating agreement for the purpose of exploration and development of coalbed methane. Additionally, we spent approximately $4.2 million for upgrades and maintenance at ICG ADDCAR and other subsidiaries.

We continue to be affected by increased costs for mine supplies, services, repair parts, tires and fuel. Our 2006 results were adversely impacted by the continued rising prices of crude oil and natural gas, as well as increased labor costs. We are exploring a range of options to try to address these issues. In addition, as a result of infrastructure weaknesses and short-term geologic issues at mines acquired in the Anker acquisition, the transition period for implementation of various operational improvements has taken longer than originally anticipated.

On January 2, 2006, an explosion occurred at our Sago mine in Tallmansville, West Virginia. The Sago mine is operated by our subsidiary Wolf Run Mining Company (f/k/a Anker West Virginia Mining Company, Inc.). Costs incurred related to the Sago mine accident totaled $13.0 million, including reserves established for legal and other future costs and $4.7 million of carrying costs related to the mining operation prior to resuming operations at the end of the first quarter.

On April 8, 2006, we suffered a fire at our Viper mine near Elkhart, Illinois, that idled the mine and forced replacement of its high angle conveyor belt. Repairs have been completed and we resumed production on May 8, 2006. Force Majeure notices were issued to affected customers, but coal continued to be shipped from existing inventory through May 2, 2006. No one was injured in the incident. We spent $1.6 million to replace fully depreciated fixed assets damaged in the fire and incurred an estimated $3.0 million in carrying costs while the mine was idle.